Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

Digital Deep Dive
Inside Scripps’ WCPO Paywall Gamble
By Michael Depp
NetNewsCheck.com, August 11, 2014 4:07 AM EDT
Editor’s note: In this installment of our series of Digital Deep Dive special reports, NetNewsCheck examines the bold digital experimentation happening within The E.W. Scripps Company. Digital Deep Dive will go in-depth inside the companies defining media’s future and how they are tackling the challenges of digital disruption. Today’s presentation also includes Does Scripps’ WCPO Paywall Content Play Measure Up?
CINCINNATI — Six months after WCPO-TV started asking, it’s still hard to know whether viewers are willing to pay for local TV content online.
Subscriber data around The E.W. Scripps Company-owned station’s first-ever local TV paywall, dubbed WCPO Insider, is still held closely, with the broadcaster only allowing that it has hit all of its internal targets and that “the number is robust,” according to Adam Symson, Scripps’ SVP of digital.
That leaves outsiders to gauge the success of WCPO’s paywall experiment so far by less concrete measures. Notably, there’s WCPO.com’s significant content ramp up as the site veers away from the industry’s “if it bleeds, it leads” maxim in favor of in-depth stories in niche areas like business, the arts and education.
Behind that, the station’s addition of 30 new digital newsroom staffers has had a buoying effect on its broadcast as well as online platforms, station management says, not to mention stirring the competition to respond.
The WCPO experiment, whose boldness derives from an unprecedented ask of its users, ultimately has Scripps re-examining its entire approach to TV news content and cross digital/broadcast news production; reframing its marketing message to consumers; and in the process re-examining how to give value to consumers beyond a content play, using the consumer data it’s now more closely collecting and parsing to heighten user affinity and personalization.
This is the first of a series of Digital Deep Dive stories looking at digital innovation across Scripps, which late last month announced it would be merging its broadcast and digital operations with Journal Communications and peeling off its newspapers to merge with Journal’s in a separate company.
Along with a closer look at WCPO’s content play, we will examine:

•	How Scripps’ corporate leadership has infused the company with an aggressive entrepreneurial streak

•	How its Digital Solutions Group is looking to bolster its core products with more disruptive, forward-looking new offerings in community portals and over-the-top programming, among other areas

•	How Scripps’ mobile platform is positioning to segment the audience to offer more niche and personalized mobile experiences to users

•
How the company is making long-term investments in building a digital-only sales force to head off incursions from pureplays and local search, placing heavy bets on digital marketing services and other new business lines

Scripps and WCPO/Cincinnati by the numbers
Scripps won’t release any of its digital revenue data from the WCPO experiment so far, nor will it share the size of its investment in the station’s digital staffing ramp up.
Ed Atorino, a managing director at The Benchmark Company and a financial analyst who follows Scripps, says none of those numbers are likely to be big. “It has minimal financial impact,” he says, adding of the investment: “people are small numbers. The big numbers are buildings and new studios.”
The publicly-traded Scripps’ big picture on digital dollars is available: overall 2013 digital revenue totaled $40 million, a number that Carolyn Micheli, VP of investor relations, says Scripps expects to see rise by one-third this year. Digital comprises only 5% of the company’s overall revenue, however, and Micheli says that is expected to drop because of digital’s low percentage in political spending, which itself will rise in 2014.
Headquartered in Cincinnati, Scripps chose WCPO as the “petri dish” for its paywall experiment because of the station’s proximity just a short drive away, and executives, including CEO Rich Boehne, are known to stop by regularly to check on progress.
“Instead of trying to boil the ocean, we’re using WCPO as a prototype and we’re building a lot of different trials around that engine,” Boehne says.
Within the Cincinnati market, WCPO is a strong No. 2 in total day and 6 p.m. news ratings, according to Nielsen live-plus-same day household ratings supplied by the station. The numbers rank it between Sinclair’s WKRC, a CBS affiliate, at No. 1 and Hearst Television’s NBC outlet, WLWT.
According to Mark Fratrick, SVP of commerce at BIA/Kelsey, total TV over the air revenues for Cincinnati in 2013 were $141.4 million, of which WCPO received $37 million, or a 26.2% share. There were also $5.7 million in online revenues, but BIA/Kelsey doesn’t break down that figure to the individual station level.
Online, meanwhile, WCPO.com takes a backseat in traffic to Cincinnati.com, the website for the Gannett-owned daily Cincinnati Enquirer. Before the paywall, from July to December 2013, Cincinnati.com led the market with 1,107,000 average monthly unique visitors, while WCPO.com followed with 823,000 uvs. WLWT.com was behind with 736,000 uvs, rounded out Raycom Media’s Fox19.com with 578,000 uvs and WKRC’s site, Local12.com, with 198,000 uvs.
In the largely post-paywall period of January to May 2014, WCPO.com slipped to third in the market according to comScore, though its overall number of uvs increased. Cincinnati.com again led with 1,258,000 uvs; followed by WLWT.com with 1,217,000 uvs; WCPO.com with 1,092,000 uvs; Local12.com with 531,000 uvs and Fox19.com with 476,000 uvs. Interestingly, WCPO.com’s traffic saw 1.5 million uvs in January after it had announced its paywall and was at the height of its content ramp up leading up to it.
WCPO’s content play
Since Feb. 8, the WCPO Insider program has been in soft launch on the site. The project originated out of Scripps’ Digital Solutions Group, an entrepreneurial hub inside the company (and the subject of its own profile later in this series) under the direction of former DSG member Dave Peterson, who now serves as digital GM, a parallel position to the station’s GM and one that reports directly to Scripps digital chief Symson.

To outside users, the Insider program is barely noticeable, as small “9” icons denote exclusive content and marketing for the program has been minimal during its six-month life.
Behind the scenes, however, WCPO has been enmeshed in changes for more than a year, starting with a major hiring boom that brought 30 new staffers, plus freelancers, into its newsroom. These include vets from daily papers, business papers and alternative newsweeklies, former Patch staffers, a data specialist and even an online radio site director (WCPO.com itself doesn’t have a radio component).
“Our business is full of empty promises,” Symson says. “This is not a marketing play. We made the content investment first.”
Peterson says the ramp-up was about building value in consumers’ minds about WCPO’s importance in their lives. “A lot of this is about giving before we ask for something,” he says.
In addition to its own niche coverage buildup, later this year WCPO will also be the first TV station to join in the digital content-sharing relationship that The Washington Post has extended to a number of local newspaper companies around the country to deepen their value proposition to users.
Content skepticism
Not everyone agrees that content alone will be enough to convert users to subscribers.
“I take a dim view of local content as something people are willing to pay for in the digital world,” says media analyst Gordon Borrell. “All the data I’ve seen shows that people don’t value local content to a great extent. The vast majority of people do not place a high enough value on local content to pay for it.”
That said, he thinks Scripps is brave to try it, and is a likelier company than any to make it work.
Media analyst Alan Mutter is also skeptical. “Most information is commoditized, so is there some special level of content that’s so valuable that I have to have it?” he says. “And even if you have this wonderful premium local content, if it’s news and it’s important, everybody else is going to find out about it anyway.”
Marketing WCPO Insider
Overcoming that skepticism or indifference falls to WCPO Insider’s marketers, who are on the cusp of rolling out a major marketing campaign this summer after months of work (Scripps won’t disclose the campaign’s exact debut).
So far, Peterson says that most subscriber conversions (subs pay $79.99/year for access) are happening on the story level, but the new campaign, whose details are being held closely, will be more sweeping.
Scripps executives like to use the word “reframing” a lot in anticipating the new marketing, suggesting a major paradigm shift is in order for user/viewers who have no experience with or taste for paying for local TV content, however in-depth or impressive it may be.
“This is really all about activating the consumer and reframing for the consumer what WCPO Insider really is,” Symson says.
In the meantime, Scripps has spent months marketing on a more grassroots level, courting local tastemakers, bloggers and agency people, hosting breakfasts and other meet-ups along with pursuing a sampling strategy on social media, allowing people to share some Insider content for a few days based on links.
“Those who transact with us out of the gate are going to be our biggest supporters, the most valuable to telling the story to other people in the Cincinnati community,” says Courtney Bott, senior director of digital marketing for Scripps. “By experimenting and trying different ways of putting stories in the hands of influential people around town to share for us or advocate on our behalf, we might get on to something new.”
Equally important, Bott and Peterson say, is creating an environment around WCPO Insider that provides access to newsmakers and input on the kind of content covered, along with members having a feeling that they’re making an impact on the Cincinnati community.
As to those consumers, meanwhile, who chafe at the paywall, complaints are handled by Peterson himself and a community team on a one-on-one basis.
“We have to have swagger,” Peterson says. “We can’t say we’re sorry. We believe our content has value.”
It’s not yet clear, however, that the community WCPO badly wants to covert has even fully noticed the experiment.
“I’m very active on social media, and I get lots of emails from my readers, and I don’t hear anything from the average consumer,” says Carolyn Washburn, VP and editor of the Enquirer, of the paywall. Those among the media’s core source group in the city, she says, are only somewhat more aware. “I think they don’t 100% understand it yet,” she says. “The source group is kind of watching with some interest.”
Member benefits
Peterson, Symson and others acknowledge that the content play won’t be enough, so they’re now developing member benefits to augment it. The first foray was a Father’s Day offer in June that bundled a one-year Insider subscription with a $50 gift card for a popular local ribs restaurant and two rounds of golf at a local course.
Peterson says those benefits will evolve continuously as WCPO studies Insider user data and behavior to heighten relevance, tools that are only in the early stages of internal development.
“As we get to know people and what they’re interested in better, we’re going to be nimble and we’re going to tweak the experience,” he says.
Two newsrooms in one
Another significant development from the Insider experience has been its effects on the broadcast newsroom. WCPO Digital is essentially a parallel unit inside the station with a parallel management structure, operating with a certain degree of independence from the station.
That said, Jeff Brogan, WCPO’s VP and GM, says the infusion of new journalists has elevated the overall operation. “You add roughly 30 journalists to your newsroom, you’re only going to benefit,” he says.
Translating that new stream of digital content on air, however, has been a slower process to hack through. “It has been tougher than we imagined,” Brogan says. “It’s a challenge in that each platform is different and the audiences are different and the expectations are different.”
The process of collaboration has smoothed out over the last several months, and Brogan says most of the content gathered for Insider “is getting on television in some way, shape or form” each day.
In part, that’s stemming from more front-end collaboration — getting on-air and digital journalists to collaborate on certain stories, Peterson says. And it’s also coming from better training the digital staff, especially those coming from a print background, to understand the most important part of their stories for a TV audience.
This has also been helped by Brogan and Peterson’s long working relationship; they worked together previously at Scripps’ West Palm Beach station where Brogan was news director and Peterson director of new media. Peterson now attends all of the broadcast station’s daily department head meetings, and a daily morning meeting encompasses both broadcast and digital staffers.

Additionally, WCPO Digital staffers work on more of an enterprise calendar than their counterparts, allowing for more lead time in on-air story planning for their content.
Whether and how the infusion of new content moves the Nielsen needle has yet to be clear. “It’s too early to tell,” Brogan says. “If we have strong content on broadcast, our Nielsen ratings are going to go up. This is doing nothing but helping us.”
WCPO and the Scripps/Journal merger
With Scripps anticipating a broadcast footprint of 34 markets, up from 13, (pending merger approval), the implications of its WCPO experiment only widen.
Symson and his digital team are staying with the broadcast business when the companies split, and he and Boehne have signaled every indication that they’ll be staying the experimental course.
The Journal merger, Symson says, only amplifies the impact of WCPO’s nascent efforts around building up business-to-consumer relationships, bundles and use of consumer data.
“It gives us lots of options and more scale,” he says. “That’s an overarching theme of the transaction in general. We’re going to add a number of really desirable markets — some of America’s most digitally-connected markets — and that just spells opportunity.”

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.